EXHIBIT 23.1

Consent of Independent Accountants

The Board of Directors

Mid-America Apartment Communities, Inc.

We consent to the use of our report dated February 9, 2004, with respect to the consolidated balance sheets of Mid-America Apartment Communities, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

Memphis, Tennessee

March 17, 2004